UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 10, 2021

Atlas Crest Investment Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39668	85-2730902
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

399 Park Avenue

New York, New York 10022

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 883-3800

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one share of Class A Common Stock and one-third of one Redeemable Warrant	ACIC. U	The New York Stock Exchange

Class A Common Stock, par value $0.0001 per share	ACIC	The New York Stock Exchange

Warrants, each exercisable for one share of Class A Common Stock for $11.50 per share	ACIC WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

On August 10, 2021, Atlas Crest Investment Corp. (“Atlas”) and Archer Aviation Inc., a Delaware corporation (“Archer”) issued a press release entitled “Archer Adds to Leadership Team; Hires Ben Lu as Chief Financial Officer,” in which Archer and Atlas announced the appointment of Ben Lu as the chief financial officer of of the combined company following the completion of the business combination of Archer with Atlas. The press release is attached hereto as Exhibit 99.1.

Additional Information

This communication may be deemed solicitation material in respect of the proposed business combination between Atlas and Archer (the “Business Combination”). This communication does not constitute a solicitation of any vote or approval. In connection with the proposed Business Combination, Atlas has filed a Registration Statement on Form S-4 (as may be amended from time to time, the “Registration Statement”) with the U.S. Securities and Exchange Commission's (“SEC”), which includes a preliminary prospectus and preliminary proxy statement. Atlas may also file other documents with the SEC regarding the Business Combination. Atlas will mail a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Atlas will send to its shareholders in connection with the Business Combination. Investors and security holders of Atlas are advised to read, when available, the definitive proxy statement/prospectus in connection with Atlas’ solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) because the definitive proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/final prospectus will be mailed to shareholders of Atlas as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC's website at www.sec.gov or by directing a request to: 399 Park Avenue New York, New York 10022.

Participants in the Solicitation

Atlas, Archer, the Sponsor and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Atlas’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Atlas’ directors and officers in Atlas’ filings with the SEC, including the Registration Statement filed with the SEC by Atlas, which will include the proxy statement/prospectus of Atlas for the Business Combination.

Forward-Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between Atlas and Archer, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of the management of Atlas and Archer and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Atlas and Archer. These statements are subject to a number of risks and uncertainties regarding Atlas’ businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, the early stage nature of Archer’s business and its past and projected future losses; Archer’s ability to manufacture and deliver aircraft and its impact on the risk of investment; Archer’s dependence on United Airlines for its current aircraft orders and development process, and the risk that United Airlines cancels its contracts with Archer; risks relating to the uncertainty of the projections included in the model; the effectiveness of Archer’s marketing and growth strategies, including its ability to effectively market air transportation as a substitute for conventional methods of transportation; Archer’s ability to compete in the competitive urban air mobility and eVTOL industries; Archer’s ability to obtain expected or required certifications, licenses, approvals, and authorizations from transportation authorities; Archer’s ability to achieve its business milestones and launch products on anticipated timelines; Archer’s dependence on suppliers and service partners for the parts and components in its aircraft; Archer’s ability to develop commercial-scale manufacturing capabilities; regulatory requirements and other obstacles outside of Archer’s control that slow market adoption of electric aircraft, such as Archer’s inability to obtain and maintain adequate facilities and Vertiport infrastructure; Archer’s ability to hire, train and retain qualified personnel; risks related to Archer’s Aerial Ride Sharing Business operating in densely populated metropolitan areas and heavily regulated airports; adverse publicity from accidents involving aircraft, helicopters or lithium-ion battery cells; the impact of labor and union activities on Archer’s work force; losses resulting from indexed price escalation clauses in purchase orders and cost overruns; regulatory risks related to evolving laws and regulations in Archer’s industries; impact of the COVID-19 pandemic on Archer’s business and the global economy; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Atlas or Archer is not obtained; a decline in Archer’s securities following the business combination if it fails to meet the expectations of investors or securities analysts; Archer’s inability to protect its intellectual property rights from unauthorized use by third parties; Archer’s need for and the availability of additional capital; cybersecurity risks; risks and costs associated with the ongoing litigation with Wisk; the dual class structure of Archer’s common stock, which will limit other investors’ ability to influence corporate matters; the amount of redemption requests made by Atlas’ public stockholders; the ability of Atlas or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future, and those factors discussed in Atlas’ Registration Statement, under the heading “Risk Factors,” and other documents of Atlas filed, or to be filed, with the SEC. If any of these risks materialize or if assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Atlas nor Archer presently know or that Atlas and Archer currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Atlas’ and Archer’s expectations, plans or forecasts of future events and views as of the date of this communication. Atlas and Archer anticipate that subsequent events and developments will cause Atlas’ and Archer’s assessments to change. However, while Atlas and Archer may elect to update these forward-looking statements at some point in the future, Atlas and Archer specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Atlas’ or Archer’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Description
99.1	Joint Press Release of Atlas Crest Investment Corp. and Archer Aviation Inc., dated August 10, 2021.
104	Cover Page Interactive Data File (formatted as inline XBRL)

†	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Atlas Crest Investment Corp.

	By:	/s/ Michael Spellacy
		Name:	Michael Spellacy
		Title:	Chief Executive Officer

Dated: August 10, 2021

Exhibit 99.1

Archer Adds to Leadership Team; Hires Ben Lu as Chief Financial Officer

Ben brings over 20 years of diverse finance experience leading global teams and scaling billions in revenue to his new role as Archer’s CFO

●	As Archer moves towards becoming a public company via its merger with Atlas Crest, Ben will lead the Company’s finance and investor relations functions
●	Ben’s extensive experience will help Archer lay the groundwork for financial success and develop a scalable program as the Company prepares to meet regulatory requirements and obtain FAA type certification of its aircraft ahead of expected significant deliveries of its eVTOL aircraft in late 2024 or 2025
●	An expert at engaging with investor communities, Ben will help ensure Archer’s shareholders are properly informed and involved following the consummation of the proposed business combination

PALO ALTO, CA., August 10, 2021 - California-based Archer Aviation Inc. (“Archer” or the “Company”), a leading Urban Air Mobility company and developer of all-electric vertical takeoff and landing (“eVTOL”) aircraft, today announced the appointment of Ben Lu as the Company’s Chief Financial Officer. Ben will oversee the Company’s finances as Archer transitions to a public company following the completion of the proposed business combination with Atlas Crest Investment Corp. (“Atlas Crest”) (NYSE: ACIC), which is currently expected to close this fall.

As CFO, Ben will continue to grow and oversee the finance and investor relations departments at Archer. As the Company’s first C-suite level finance hire, Ben is positioned at the helm of the Company’s emergence from private to public. In this role, he will leverage operational finance with a strategic mindset to maximize company value. In establishing this framework, Ben will work through the lens of an investor as the proposed business combination — announced in February — is finalized this fall.

“My entire career has been focused on helping tech companies scale by creating strategic approaches to finance and investor relations. I am excited and ready to step into this role for Archer,” said Ben Lu, Archer CFO. “The company Brett and Adam have built is rooted in an aspirational vision of the future and I can’t wait to add to the expertise of the team that will make that vision a reality.”

Ben arrives at Archer following a successful five-year period at Logitech, where he was most recently the VP of Finance managing a global finance team, including Corporate FP&A, Treasury, Investor Relations and various other finance functions. At Logitech, Ben, as head of investor relations, led the team during a period in which Logitech achieved a 10x increase in shareholder value (from $2B to $20B), which resulted in part, from Logitech implementing an enhanced strategic approach to its investor community relationships. As the finance team leader, Ben and his team were able to help the company scale revenues from $2B in 2017 to over $5B in 2021 while increasing operating profits fivefold from $250M to $1.3B over the same time period. Now, Ben will apply that same deft maneuvering and value-driven strategic thinking to the development of Archer’s investor community and approach to finance as a public company.

“Finding the right CFO is no small task, but Ben’s past results and unique investor-driven approach is exactly what Archer needs as we transition from privately-owned startup to a quickly-scaling public company,” said Brett Adcock, Archer co-founder and co-CEO. “As we navigate the closing of our merger with Atlas Crest, we’re thrilled to have Ben at the financial helm, preparing a strategy that can be implemented on day one.”

“Brett and I have been honored to welcome so much new talent into the Archer team, and Ben is certainly no exception as a standout in his field,” added Adam Goldstein, Archer co-founder and co-CEO. “At Archer we pride ourselves on assembling only the best, brightest, and most passionate and are thrilled to add Ben’s experienced voice to our senior leadership team.”

Archer is expected to close its merger with Atlas Crest this fall, adding to a year of significant milestones. Most notably, the Company’s unveiling of their demonstrator aircraft, Maker, which allowed consumers worldwide to virtually step inside the aircraft and envision a trip in Archer’s commercial aircraft following the expected receipt of FAA type certification and subsequent planned launch in late 2024.

Continue to follow along with Archer’s journey via www.archer.com

About Archer

Archer’s mission is to advance the benefits of sustainable air mobility. Archer is creating the world’s first electric airline that moves people throughout the world's cities in a quick, safe, sustainable, and cost-effective manner. As the world’s only vertically integrated airline company, Archer is designing, manufacturing, and operating a fully electric vertical takeoff and landing aircraft that can carry passengers for a targeted 60 miles at speeds of up to 150 mph while producing minimal noise. Archer's team is based in Palo Alto, CA. To learn more, visit www.archer.com.

About Atlas Crest

Atlas Crest Investment Corp. (NYSE: ACIC) is a special purpose acquisition company formed for the purpose of effecting a merger, stock purchase or similar business combination with one or more businesses and is sponsored by an affiliate of Moelis & Company, a leading global financial advisor to corporate executives, boards, entrepreneurs, financial sponsors and governments. The management team is led by Ken Moelis, Chairman, and Michael Spellacy, Chief Executive Officer, both of whom have had careers centered around identifying, evaluating and implementing organic and inorganic transformational growth and value creation initiatives across a broad range of industries. Atlas Crest priced its $500 million initial public offering on October 27, 2020.

Forward Looking Statements

Certain statements made in this press release are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between Atlas and Archer, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of the management of Atlas and Archer and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Atlas and Archer. These statements are subject to a number of risks and uncertainties regarding Atlas’ businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, the early stage nature of Archer’s business and its past and projected future losses; Archer’s ability to manufacture and deliver its aircraft, including doing so within its current estimated budget, including risks associated with Archer’s reliance on its relationships with its suppliers and service providers for the parts and components in its aircraft and its ability to successfully develop commercial-scale manufacturing capabilities; risks associated with the United Airlines order constituting all of the current orders for Archer aircraft and that the order is subject to conditions, further negotiation and reaching mutual agreement on certain material terms; risks relating to the uncertainty of the projections included in the model; Archer’s ability to effectively market and sell air transportation as a substitute for conventional methods of transportation, following receipt of governmental operating authority, including successfully addressing any obstacles outside of its control that may slow market adoption of eVTOL aircraft; Archer’s ability to compete in the competitive urban air mobility and eVTOL industries; Archer’s ability to obtain expected or required certifications, licenses, approvals, and authorizations from transportation authorities; Archer’s ability to achieve its business milestones and launch products on anticipated timelines; Archer’s dependence on suppliers and service partners for the parts and components in its aircraft; Archer’s ability to develop commercial-scale manufacturing capabilities; regulatory requirements and other obstacles outside of Archer’s control that slow market adoption of electric aircraft; Archer’s ability to facilitate necessary changes to Vertiport infrastructure to enable adoption, including installation of necessary charging equipment; Archer’s ability to establish and expand its presence within international markets and into the market segments of defense or logistics/cargo; Archer’s ability to hire, train and retain qualified senior management personnel or other key employees; risks related to natural disasters, outbreaks and pandemics, economic, social, weather, growth constraints and regulatory conditions or other circumstances affecting metropolitan areas; risks related to Archer’s Aerial Ride Sharing Business operating in densely populated metropolitan areas and heavily regulated airports; adverse publicity from accidents involving aircraft, helicopters or lithium-ion battery cells; the impact of labor and union activities on Archer’s work force; losses resulting from indexed price escalation clauses in purchase orders and cost overruns; regulatory risks related to evolving laws and regulations in Archer’s industries, including data privacy and security laws; impact of the COVID-19 pandemic on Archer’s business and the global economy; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Atlas or Archer is not obtained; a decline in Archer’s securities following the business combination if it fails to meet the expectations of investors or securities analysts; Archer’s inability to protect its intellectual property rights from unauthorized use by third parties; Archer’s ability to defend third-party claims of intellectual property infringement against Archer; Archer’s need for and the availability of additional capital to pursue its business objectives and respond to business opportunities, challenges or unforeseen circumstances; cybersecurity risks; risks and costs associated with the ongoing litigation with Wisk; risks related to the dual class structure of Archer’s common stock, which will limit other investors’ ability to influence corporate matters; the amount of redemption requests made by Atlas’ public stockholders; the ability of Atlas or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future, and those factors discussed in Atlas’ Registration Statement on Form S-4, filed with the Securities and Exchange Commission (“SEC”) on March 8, 2021 (as amended, the “Registration Statement”) under the heading “Risk Factors,” and other documents of Atlas filed, or to be filed, with the SEC. If any of these risks materialize or if assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Atlas nor Archer presently know or that Atlas and Archer currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Atlas’ and Archer’s expectations, plans or forecasts of future events and views as of the date of this press release. Atlas and Archer anticipate that subsequent events and developments will cause Atlas’ and Archer’s assessments to change. However, while Atlas and Archer may elect to update these forward-looking statements at some point in the future, Atlas and Archer specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Atlas’ or Archer’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information for Investors and Shareholders

In connection with the proposed business combination between Archer and Atlas Crest, Atlas Crest has filed the Registration Statement, including a proxy statement/prospectus. Additionally, Atlas Crest has filed other relevant materials with the SEC in connection with the business combination. Stockholders are able to obtain copies of such documents, without charge at the SEC's web site at www.sec.gov. Security holders of Atlas Crest are urged to read the Registration Statement and the other relevant materials before making any voting decision with respect to the proposed business combination because they contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Atlas Crest, its sponsor and their respective directors, officers and employees may be deemed participants in the solicitation of proxies of Atlas Crest’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Atlas Crest’s executive officers and directors in the solicitation by reading Atlas Crest’s Registration Statement and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information concerning the interests of Atlas Crest's participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, is set forth in the proxy statement/prospectus contained in the Registration Statement.

Archer and its respective directors, officers and employees may also be deemed to be participants in the solicitation of proxies of Atlas Crest’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Archer’s executive officers and directors in the solicitation by reading Atlas Crest’s Registration Statement and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information concerning the interests of Archer’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, is set forth in the proxy statement/prospectus contained in the Registration Statement.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Contacts

For Investors

investors@flyarcher.com

For Media

Louise Bristow
Archer
C: 818 398 8091
louise.bristow@archer.com
archer@launchsquad.com

Andrea Hurst
Moelis & Company
C: 347 583 9705
andrea.hurst@moelis.com